FALL IS HERE!

The Flex-funds®

Leaves aren't the only thing to jump into...

Jump into The Flex-funds® Money Market Fund

- Ranked 3rd out of 234 first tier retail money market funds*
- 0.40% 7-day simple and compound yields

Put your money to work, visit www.flexfunds.com or contact a Shareholder Services Representative today!

800.325.3539

* 7-day simple yield as of 9/29/09 according to iMoneyNet.com. An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. Investors are advised to consider the investment objectives, risks, charges and expenses of The Flex-funds® Money Market Fund carefully before investing. The Flex-funds® prospectus contains this and other information about the Fund and should be read carefully before investing. To request or receive a copy of The Flex-funds® prospectus, contact Shareholder Services at 800.325.3539 or visit www.flexfunds.com.